SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
___________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2004.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to ____________

Commission file number: 0-24532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLAG FINANCIAL CORPORATION
PROFIT SHARING THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FLAG FINANCIAL CORPORATION
3475 PIEDMONT ROAD, N.E., SUITE 550
ATLANTA, GEORGIA 30305

1

Financial Statements and Exhibits

(a)	Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the year ended December 31, 2004.

(b)	Exhibit

Not applicable.

2

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FLAG FINANCIAL CORPORATION
PROFIT SHARING THRIFT PLAN

	By:	/s/ Cindy Cline
Cindy Cline
Senior Vice President

Dated: June 30, 2005

3

FLAG FINANCIAL CORPORATION

PROFIT SHARING THRIFT PLAN

Financial Statements
and Supplemental Schedule

December 31, 2004 and 2003

(with Independent Registered Public Accountants’ Report thereon)

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
Flag Financial Corporation Profit Sharing Thrift Plan

We have audited the accompanying statements of net assets available for plan benefits of Flag Financial Corporation Profit Sharing Thrift Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of Flag Financial Corporation Profit Sharing Thrift Plan as of December 31, 2004, and for the year then ended, present fairly, in all material respects, the net assets available for plan benefits and the changes in net assets available for plan benefits in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2004, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2004, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ PORTER KEADLE MOORE, LLP

Atlanta, Georgia
June 10, 2005

Certified Public Accountants

Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets

Cash	$10,755	77,564

Investments in mutual funds	4,786,975	4,061,211

Common stock of Flag Financial Corporation	3,623,492	3,222,247

Contributions receivable	37,151	-

	$8,458,373	7,361,022

Liabilities and Net Assets Available for Plan Benefits

Liabilities consisting of administrative expenses payable	$35,152	20,678

Net assets available for plan benefits	8,423,221	7,340,344

	$8,458,373	7,361,022

See accompanying notes to financial statements and report of independent registered public accountants.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2004

2004

Additions to net assets attributed to:
Investment income:
Interest and dividends	$7,393
Net change in fair value of investments	938,490

Total investment income	945,883

Contributions:
Employee	731,900
Employer	451,661
Rollover	65,593

Total contributions	1,249,154

Total additions	2,195,037

Deductions from net assets attributed to:
Distributions to participants	1,066,628
Administrative expenses	45,532

Total deductions	1,112,160

Change in net assets available for plan benefits	1,082,877

Net assets available for plan benefits:
Beginning of period	7,340,344

End of period	$8,423,221

See accompanying notes to financial statements and report of independent registered public accountants.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Notes to Financial Statements

(1)	Description of the Plan

General

The Flag Financial Corporation Profit Sharing Thrift Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Flag Financial Corporation (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Part-time employees must be at least 21 years old to participate in the Plan. There is not an age requirement for full-time employees. All of the Company’s full-time employees are eligible to participate in the Plan, and part-time employees are eligible after completing one year of service in which 1,000 hours are worked. Plan entry dates are January 1 and July 1. All investments are participant-directed and participants can invest in a single fund or may allocate their accounts among several funds. Participants can also periodically change their instructions concerning the allocation of their accounts. All contributions are allocated based on participant investment elections. The Plan’s investments are maintained on a pooled basis, and actual investment income is allocated to the participant accounts based on their relative account balance.

Contributions

Eligible employees may make contributions to the Plan from 1% to 100% of their annual compensation, subject to certain limitations. The Company makes matching contributions equal to the participant’s contribution up to 5% of their annual salary. The Company may also make discretionary contributions (profit sharing contributions). Each participant’s account is credited with the participant’s contribution, the Company’s contribution and Plan earnings or losses. The benefit to which a participant is entitled is the vested balance in the participant’s account. The Company’s contributions are allocated among participants based on the ratio of the participant’s base salary to total participants’ base salary.

Vesting

Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon. The Plan provides for vesting of profit sharing contributions as follows:

Years of Service	Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

Upon retirement (as defined), a participant is entitled to receive 100% of his or her vested account balance in a lump-sum distribution or in installments. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who are terminated for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts. The Plan also allows for certain hardship withdrawals prior to termination of employment. Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each bears to total compensation of all active participants during the year.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Administrative Expenses

All administrative expenses of the Plan are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The participants affected by any termination will immediately become fully vested in their accounts.

Investment Options

Participants may choose among the following investment options:

1.	Flag Financial Corporation common stock

2.	Reliance Lifestyle Portfolios:

a.	Capital Preservation Portfolio - This fund seeks to provide a combination of current income and modest capital growth with an emphasis on capital preservation.

b.	Moderate Growth Portfolio - This fund seeks to provide a combination of growth and current income.

c.	Wealth Building Portfolio - This fund seeks to provide long-term growth of capital with consideration also given to current income.

d.	Aggressive Appreciation Portfolio - This fund seeks to provide long-term growth of capital.

e.	Stable Value Portfolio - This fund seeks to provide higher current income than money market funds and also provides liquidity.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect those financial statements and disclosures. Actual results could differ from those estimates.

Investments

The investments in funds are recorded at fair value as determined by quoted market prices of the underlying assets at the statement date.

The change in fair value of plan assets is determined by the changes in fair value during the period for assets held the entire period, the difference between acquisition cost and fair value at period end for assets purchased during the period, and the difference between selling price and fair value or cost for those assets sold during the period.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Notes to Financial Statements, continued

(3)	Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

2004
Moderate Growth Portfolio	$1,316,590
Wealth Building Portfolio	1,411,350
Aggressive Appreciation Portfolio	777,107
Flag Financial Corporation Common Stock	3,623,492

2003
Moderate Growth Portfolio	$1,155,909
Wealth Building Portfolio	1,242,130
Aggressive Appreciation Portfolio	666,360
Flag Financial Corporation Common Stock	3,222,247

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $938,490, as follows:

Mutual Funds	$527,838
Common Stock	410,652
$938,490

(4)	Tax Status

The Plan received a determination letter dated November 8, 2002, in which the Internal Revenue Service stated that the Plan as then designed was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

FLAG FINANCIAL CORPORATION PROFIT SHARING THRIFT PLAN

Schedule of Assets Held for Investment Purposes
EIN: 58-2094179
Plan Number: 004

December 31, 2004

		(c) Description of investment
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,		(e) Current
(a)	lessor, or similar party	par, or maturity value	(d) Cost	Value

	Reliance Trust Company	American Funds Cash Management	N/A	$ 277,464
	Reliance Trust Company	Strong Corporate Bond Fund	N/A	6,922
	Reliance Trust Company	Fidelity Advisor Short Fixed Income Fund	N/A	10,115
	Reliance Trust Company	John Hancock Sovereign Bond Fund	N/A	15,588
	Reliance Trust Company	AIM Small Cap Growth Fund	N/A	73,561
	Reliance Trust Company	EuroPacific Growth Fund	N/A	28,558
	Reliance Trust Company	American Funds Growth Fund	N/A	96,772
	Reliance Trust Company	MFS Equity Income (Value) Fund	N/A	173,358
	Reliance Trust Company	Oppenheimer Global Fund	N/A	80,745
	Reliance Trust Company	Van Kampen Growth & Income Fund	N/A	2,729
	Reliance Trust Company	Capital Preservation Portfolio	N/A	329,488
	Reliance Trust Company	Moderate Growth Portfolio	N/A	1,316,590
	Reliance Trust Company	Wealth Building Portfolio	N/A	1,411,350
	Reliance Trust Company	Aggressive Appreciation Portfolio	N/A	777,107
	Reliance Trust Company	MetLife Ins. Co. Prods	N/A	130,230
	Reliance Trust Company	Alliance Corporate Portfolio	N/A	1,088
	Reliance Trust Company	Columbia Acorn Fund	N/A	55,310

*	Flag Financial Corporation	Shares of $1 par value common stock	N/A	3,623,492

	* Party in interest